

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 8, 2010

By U.S. Mail and facsimile to (403) 920-2451

Steve Becker
President
TC PipeLines, LP
717 Texas Street, Suite 2400
Houston, Texas 77002-2761

      **Re: TC PipeLines, LP
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed February 26, 2010
              File No. 000-26091**

Dear Mr. Becker:

      We have completed our review of your filings and do not have any further comments at this time.

                                          Sincerely,

                                          H. Christopher Owings
                                          Assistant Director

cc: Brett Cooper, Esq.
     Orrick, Herrington & Sutcliffe LLP
     Via facsimile to (415) 773-5759